Tricopian, Inc.

ANNUAL REPORT

2683 Via De La Valle Suite G228
Del Mar, CA 92014
(844) 383-5763
https://www.fuel-rod.com/

This Annual Report is dated May 13, 2026.

BUSINESS

Overview - Since its founding in 2011 as a California limited liability company headquartered in San Diego, the Company (DBA FuelRod) has adopted the vision of becoming a leading brand in the fast-growing, multi-billion-dollar market of providing sustainable, portable charging products and services to users of mobile devices including smartphones, tablets, and other electronic devices. FuelRod was converted into a Delaware corporation in 2016 and has a wholly-owned subsidiary based in Shanghai, China that is currently focused on supply chain management and sourcing on behalf of the parent company in the US with the long-term goal of entering the China and Asia-Pacific markets.

With 11 US and international patents in its IP portfolio, FuelRod is a first mover and leading provider of market-differentiating, patented, sustainable, portable power solutions. FuelRod's portfolio of eleven patents provide the IP protection in the US, Japan and China. They collectively cover the key aspects of FuelRod's uniquely innovative business model including automated exchanges/swaps (two-way vending), automatic identification of swappable products at any FuelRod kiosks nationwide, and the system and method for providing our customers with high-quality, reliable, re-usable, eco-friendly batteries such as portable chargers.

The company offers a swappable, reusable, and affordable charging system that is convenient for consumers who use their mobile devices on the go. FuelRod is well-positioned for fast, sustainable growth as the demand for mobile device charging solutions continues to increase and while FuelRod continues its growth trajectory to take market shares from the incumbents with its unique, patented, swap-enabled, market-differentiating, sustainable, and innovative products and services.

As of September 2023, FuelRod has sold over 1.5 million FuelRod portable chargers (i.e. the initial purchases or starter kits) and served over 5 million mobile devices on the go through its network of uniquely innovative, "swap as a service" kiosks nationwide. The revenue doubled in 2022 relative to 2021, strengthening our first-mover position while validating our business model and go-to-market growth strategy.

Industry - FuelRod operates in the mobile device charging industry including portable chargers, power banks, and other on-the-go essentials and accessories. The company's products and services are used by consumers to charge their smartphones, tablets, and other mobile devices without being tethered to a power outlet.

Corporate History - Tricopian, Inc. DBA FuelRod was incorporated on June 6, 2011, in the state of California as Tricopian, LLC. Tricopian, LLC, a California limited liability company converted to Tricopian, Inc., a Delaware corporation on July 1, 2016.

Previous Offerings

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $2,500,000.00
Number of Securities Sold: 3,500,000
Use of proceeds: Start-up activities such as product development, operations, business development, marketing, and G&A
Date: July 31, 2015
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $70,000.00
Use of proceeds: Growth capital--G&A, business development, marketing, etc.
Date: February 07, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue
Revenue for fiscal year 2024 was $15.7 million compared to $17.3 million in fiscal year 2025, an increase of approximately $1.6 million, or 10%. Growth was driven primarily by an approximately 18% average price increase implemented across key kiosk venues, which lifted overall kiosk revenue 13% year-over-year, partially offset by lower kit volume at the Company's largest venue partner. Revenue at this venue increased approximately 7.5%, reflecting the pricing gains, while another major theme park partner contributed incremental growth led by the opening of a new park location. E-commerce revenue increased approximately 5% to $1.9 million but came in below plan due to the delayed Max10 product launch and a decline in fourth-quarter advertising efficiency; an agency review has been initiated to address the latter.

Cost of sales
Cost of sales for fiscal year 2024 was approximately $8.0 million compared to approximately $9.9 million in fiscal year 2025. The increase was driven primarily by a revised revenue share arrangement with the Company's largest venue partner effective July 2024, which increased revenue share cost from $4.5 million in 2024 to $5.9 million in 2025. Tariff-related cost increases on imported product components contributed additional headwind, partially offset by selective price increases implemented in late 2024 and continuing into 2025.

Gross margins
Gross margins for fiscal year 2024 were approximately $7.7 million (49% of revenue) compared to approximately $7.4 million (43% of revenue) in fiscal year 2025. The six-point margin compression reflects the structural step-up in the venue revenue share noted above, partially mitigated by the pricing actions taken. Management expects margins to stabilize as the G2 kiosk and Max10 product mix scale and pricing actions fully annualize.

Expenses
Total operating expenses declined approximately $299 thousand year-over-year, reflecting continued operating discipline despite top-line growth. Headcount costs remained essentially flat, and advertising and marketing spend was modestly lower than the prior year. EBITDA increased to $1.1 million from approximately $1.0 million, a 9% improvement, while Adjusted EBITDA grew 6% to $2.0 million, representing an Adjusted EBITDA margin of approximately 11% — consistent with 2024 despite the gross margin compression.

Historical results and cash flows
The Company is in the growth and scaling stage of its kiosk network and product portfolio and is revenue-generating. We are of the opinion that historical revenue and cash flows will not be fully indicative of expected future results, as top-line revenue is expected to grow with continued G2 kiosk deployment, the

Max10 product launch, and execution of the Company's Account-Based Marketing strategy targeting big box retail, hospital systems, and gaming verticals. Cash flow from operations was $(484) thousand in fiscal year 2025 compared to $222 thousand of cash provided by operations in fiscal year 2024, reflecting a deliberate inventory build ahead of the Max10 deployment and capital expenditures of approximately $1.1 million for G2 kiosk procurement and installation (up from $370 thousand in 2024), funded in part by the Company's credit facility. Year-end cash was $227 thousand and total debt was reduced to $2.0 million from $2.4 million at the end of 2024. Capex intensity is expected to moderate beginning mid-2026 as G2 deployment nears completion, supporting normalization of operating cash flows. The Company will continue driving sales through its current channels while investing capital to grow the kiosk network, develop new distribution and sales channels, introduce new products, and build brand awareness by executing digital- and social-media-centric marketing and promotional strategies.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 277,000.

Debt

Creditor: Ashford
Outstanding balance: $14,536.49
Interest rate: 14%
Material terms: Amount owed (including interest) calculated as of 8/31/2023.

Creditor: Brenner
Outstanding balance: $82,910.12
Interest rate: 14%
Material terms: Amount owed (including interest) calculated as of 8/31/2023.

Creditor: EEI
Outstanding balance: $63,551.72
Interest rate: 14%
Material terms: Amount owed (including interest) calculated as of 8/31/2023.

Creditor: Fan
Outstanding balance: $77,747.20
Interest rate: 14%
Material terms: Amount owed (including interest) calculated as of 8/31/2023.

Creditor: Li Cao
Outstanding balance: $87,226.69
Interest rate: 7%
Material terms: Amount owed (including interest) calculated as of 8/31/2023.

Creditor: McKim
Outstanding balance: $35,692.52
Interest rate: 14%
Material terms: Amount owed (including interest) calculated as of 8/31/2023.

Creditor: Prim
Outstanding balance: $42,700.94
Interest rate: 14%
Material terms: Amount owed (including interest) calculated as of 8/31/2023.

Creditor: Wu Junbo
Outstanding balance: $524,621.65
Interest rate: 5%
Material terms: Amount owed (including interest) calculated as of 8/31/2023.

Creditor: Xu
Outstanding balance: $72,682.45
Interest rate: 14%

Material terms: Amount owed (including interest) calculated as of 8/31/2023.

Creditor: Yu
Outstanding balance: $71,385.04
Interest rate: 14%
Material terms: Amount owed (including interest) calculated as of 8/31/2023.

Creditor: McQuilkin
Outstanding balance: $469,636.85
Interest rate: 15%
Material terms: Amount owed (including interest) calculated as of 8/31/2023.

Creditor: Holders of certain convertible debt
Outstanding balance: $461,796.00
Interest rate: 0%
Material terms: See Company Securities entry for Convertible Debt (deferred payments in lieu of cash)

Creditor: The CAEN Group LLC
Outstanding balance: $1,079,164.00
Interest rate: 6%
Material terms: There is no fixed maturity date. Lender agreed to a flexible repayment plan by the company as its business conditions permit.

Creditor: Certain Convertible Note Holders
Outstanding balance: $33,000.00
Interest rate: 5%
Material terms: See Company Securities entry for 5yr/5% Optional Convertible Note

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Creditor: Certain Convertible Note Holders
Outstanding balance: $43,500.00
Interest rate: 5%
Material terms: See Company Securities entry for 5yr/5% Optional Convertible Note

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Chi Yau

 Chi Yau's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-Founder, CEO, Director
• Dates of Service: June 2011 — Present
• Responsibilities: Chi Co-Founded FuelRod and currently serve as the CEO and a member of its Board of Directors. Chi currently receives salary compensation of $200,000 for this role and controls 61% equity on behalf of CAEN Group LLC.

Name: Adriana Lynch

 Adriana Lynch's current primary role is with Chief Outsiders. Adriana Lynch currently services approximately 15 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Marketing Officer
• Dates of Service: May 2020 — Present
• Responsibilities: Since 2020, Adriana has been the Chief Marketing Officer (CMO) for FuelRod, responsible for leading and executing the company's marketing and branding initiatives and growing the e-commerce business. Adri works with cross-functional teams and leads outsourced agencies, to drive the development and execution of marketing strategies and plans that enhance the company's market position and drive revenue growth profitably. Adriana currently receives salary compensation of $96,000 for this role.

Other business experience in the past three years:

• Employer: Chief Outsiders
Title: Area Managing Partner & CMO
Dates of Service: August 2018 — Present
Responsibilities: As a Fractional or Interim Chief Marketing Officer, I become part of the CEO's executive team bringing a market based perspective to crystalize strategies and manage implementation to drive growth…all with an unbiased outsider's perspective. As a Fractional or Interim Chief Marketing Officer, I become part of the CEO's executive team bringing a market based perspective to crystalize strategies and manage implementation to drive growth…all with an unbiased outsider's perspective.

Name: Joseph Yeagley

 Joseph Yeagley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-Founder and Chief Operating Officer
• Dates of Service: February 2011 — Present
• Responsibilities: Co-founder and COO. Responsible for assisting CEO and executive staff with strategic planning and day to day management of the company. Joseph currently receives salary compensation of $200,000 for this role.
• Position: Board Member
• Dates of Service: June 2013 — Present
• Responsibilities: Corporate governance, strategy and management oversight.

Other business experience in the past three years:

• Employer: Yeagley Enterprises dba Eagle Enterprises
Title: Owner and Secretary
Dates of Service: July 2010 — Present
Responsibilities: Co-owner of company that resells back-up power and monitoring systems. Joseph Yeagley currently serves 5 hours or less per week in this role.

Name: Claudio Frescas

 Claudio Frescas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Vice President of Sales and Marketing
• Dates of Service: January 2019 — Present
• Responsibilities: As Vice President of Sales and Marketing at Fue!Rod, I oversee and drive the company's sales strategies, forging key retail partnerships, while also leading the marketing team in promoting our brand, enhancing customer engagement, and ensuring FuelRod remains at the forefront of the portable charging solutions market. Claudio currently receives salary compensation of $100,000 for this role.

Name: Dajian Yu

 Dajian Yu's current primary role is with Silicon Valley China Venture Management (SVCVM). Dajian Yu currently services approximately .25 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director
• Dates of Service: January 2012 — Present
• Responsibilities: Member of the Board of Directors. Dajian currently does not receive salary compensation for this role.

Other business experience in the past three years:

• Employer: Silicon Valley China Venture Management (SVCVM)
Title: Vice President
Dates of Service: August 2010 — Present
Responsibilities: Source and manage SVCVM portfolio companies including serving on their boards

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Name: Brian Gore

Brian Gore's current primary role is with Preferred CFO. Brian Gore currently services approximately 20 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Fractional Chief Financial Officer
• Dates of Service: September 2023 — Present
• Responsibilities: Providing financial oversight for Company's historical and forecasted financial statements. Brian does not currently receive salary compensation for this role.

Other business experience in the past three years:

• Employer: Preferred CFO
Title: CFO
Dates of Service: September 2022 — Present
Responsibilities: Provide expert CFO services to retail, e-commerce, and Fintech verticals clients. Focus on forward-looking vision and helping clients achieve their vision through a disciplined approach. Expertise in building financial processes that will maximize the company's capital raising is also built to scale with the company's growth.

Name: Zhenxiang Dai

Zhenxiang Dai's current primary role is with DFWIN Int'l . Zhenxiang Dai currently services approximately 40 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Vice President, Operations & Engineering
• Dates of Service: November 2021 — Present
• Responsibilities: Manufacturing Operations, Engineering, New Product Development, Quality Assurance, and Supply Chain Management. Zhenxiang currently receives salary compensation of $150,000 for this role.

Other business experience in the past three years:

• Employer: DFWIN Int'l
Title: General Manager
Dates of Service: October 2019 — Present
Responsibilities: Marketing & sales strategy, P&L management

Name: Billy Dean Prim

 Billy Dean Prim's current primary role is with Primo Water Corp. Billy Dean Prim currently services approximately .25 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: January 2018 — Present
• Responsibilities: Board Member and investor. Billy does not currently receive salary compensation for this role.

Other business experience in the past three years:

• Employer: Primo Water Corp
Title: Director
Dates of Service: September 2005 — Present
Responsibilities: Founder and Board Member.

Name: Richard   Brenner

 Richard   Brenner's current primary role is with Vivid Metal Prints, LLC. Richard   Brenner currently services approximately .25 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: June 2018 — Present

• Responsibilities: Richard is a member of the board and advises on all relevant aspects. Richard does not currently receive salary compensation for this role.

Other business experience in the past three years:

• Employer: Vivid Metal Prints, LLC
Title: CEO
Dates of Service: May 2016 — Present
Responsibilities: As CEO of this 9 person company, I am responsible for all aspects of the firm.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: The CAEN Group, LLC (Managed by Chi Yau - Owned 40% by Chi Yau; Owned 40% by Kathleen Yau)
Amount and nature of Beneficial ownership: 8,000,000
Percent of class: 61.12%

Stockholder Name: The CAEN Group, LLC (Managed by Chi Yau - Owned 40% by Chi Yau; Owned 40% by Kathleen Yau)
Amount and nature of Beneficial ownership: 1,000,000
Percent of class: 61.12%

RELATED PARTY TRANSACTIONS

Name of Entity: The CAEN Group, LLC
Names of 20% owners: Chi Yau, Kathleen Yau (wife), and Aaron Yau (son)
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: CAEN has agreed to lend and has actually lent money to the Company as part of the founding agreement (Operating Agreement). At December 31, 2022, the outstanding balance was $1,079,164
Material Terms: At 6% interest rate with flexible payment terms as Company's business conditions permit.

Name of Entity: The CAEN Group, LLC
Names of 20% owners: Chi Yau, Kathleen Yau (wife), Aaron Yau (son)
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: As of August 31, 2021, all claims, obligation, ownership, rights, etc. between Tricopian Inc. and Chengyan Tong has been transferred from Chengyan Tong to The CAEN Group, LLC (Chi Yau's family office and Chi Yau is one of the founders).
Material Terms: As a result of these transactions, the Company owes The CAEN Group net amount of $150,000 in convertible notes which have been subsequently converted into common shares.

OUR SECURITIES

The Company has authorized Common Stock, Series Seed Preferred, Series Seed Preferred Prime, 5yr/5% Optional Convertible Note, and Convertible Debt (deferred payments in lieu of cash).

Common Stock
• Authorized: 25,000,000
• Outstanding: 11,225,510
• Voting Rights: One Vote Per Share
• Material Rights: The amount outstanding does not include 206,800 shares to be issued pursuant to outstanding options.

The amount outstanding does not include 43,200 shares reserved for issuance under the companyh's equity incentive plan.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series Seed Preferred
• Authorized: 3,000,000
• Outstanding: 2,666,667
• Voting Rights: On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes by the holders of Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) be rounded to the nearest whole number (with one-half being rounded upward). Except as otherwise provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class. Except as otherwise required by law or hereunder, the holder of each share of Common Stock issued and outstanding shall have one vote.
• Material Rights: Liquidation Preference.

In the event of any (i) liquidation, dissolution or winding up of the Corporation, (ii) merger, consolidation or other similar transaction or series of related transactions in which stockholders of the Corporation immediately prior to such transaction(s) do not own at least fifty percent (50%) of the outstanding voting securities of the successor entity immediately after such transaction(s), (iii) transaction or series of transactions in which fifty percent (50%) or more of the Corporation's voting power is transferred (other than in connection with financing transactions in which the Corporation issues securities to investors for capital raising purposes), o£ (IV) transaction or series of transactions effecting the sale, lease, license, transfer or other disposition of all or substantially all of the assets, intellectual property or technology of the Corporation, including, without limitation, such a transaction with a direct or indirect subsidiary of the Corporation, or the exclusive license of all or substantially all of the material intellectual property rights of the Corporation (each such event, a "Liquidation Event') (provided that a transaction or series of transactions described in clauses (i) through (iv) of this Section 2(a) shall not constitute a Liquidation Event if(x) such bansaction or series of transactions are entered into solely for the purpose of effecting a change of the Corporation's jurisdiction of organization, or (y) the holders of not less than a majority of the then-outstanding shares of Preferred Stock, voting as a separate class, on an as-if converted to Common Stock basis, elect that such transaction or series of transactions not be treated as a Liquidation Event), distributions to the Corporation's stockholders shall be made in the following manner:

Preferred Stock. Each holder of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders Common Stock, by reason of their ownership of such stock, the amount of (i) (A) $0.60 (the "Origina Series seed issue Price "), as adjusted for any consolidations, combinations, stock distributions, stock dividends, Stock splits or similar events with respect to the Preferred Stock (each a "Recapitalization ñrenf"), for each share of Series Seed Preferred then held by such holder, plus (B) an amount equal to any declared but unpaid dividends on such shares of Series Seed Preferred ((A) and (B), collectively, the "Series Seed Preference")', and (ii) (A) $1.20 (the "Original Series Seed Prime Issue Price ") (appropriately adjusted for Recapitalization Events with respect to such share) for each share of Series Seed Preferred Prime then held by such holder, plus (B) an amount equal to any declared but unpaid dividends on such shares of Series Seed Preferred Prime ((ii)(A) and (ii)(B), collectively, the "Series Seed Prime Preferred Preference"). If, upon the occurrence of a Liquidation Event, the assets and funds available to be distributed among the holders of Preferred Stock shall be insufficient to permit the payment of the Series Sced Preference and/or the Series Seed Prime Preferred Preference, as applicable, in full to such holders, then the entire assets and funds of the Corporation legally available for distribution to the holders of Preferred Stock shall be distributed ratably among the holders of Preferred Stock based on the total Series Seed Preference and/or Series Seed Prime Preferred Preference due each such holder under this Section 2(a)(i).

Dividends.

Dividends. The holders of Preferred Stock shall be entitled to receive, out of funds legally available therefor, dividends when, as and if declared by the Corporation's Board of Directors. Dividends payable to the holders of the Preferred Stock, pursuant to this Section 1(a) shall not be cumulative, and no right shall accrue to the holders of the Preferred Stock by reason of the fact that dividends on the Preferred Stock are not declared or paid in any previous fiscal year of the Corporation, whether or not the earnings of the Corporation in that previous fiscal year were sufficient to pay such divIdends in whole or in part.

Dividends and Conversion of Preferred Stock. In the event that the Corporation shall have declared but unpaid dividends outstanding immediately prior to, and in the event of, a conversion of Preferred Stock (as provided in Section 4), the Corporation shall, at its option, promptly pay in cash to the holders of Preferred Stock subject to conversion the full amount of any such dividends, or allow such dividends to be converted into Common Stock, based upon the fair market value of the shares of Common Stock, as determined by the Corporation's Board of Directors at and as of such date upon which an election is delivered to the Corporation, and otherwise in accordance with, and pursuant to the terms specified in, Section 4 hereof.

Optional Conversion

Each share of Preferred Stock shall be convertible to Common Stock at the option of the holder.

Please see exhibit F for additional information on the material rights of the Series See Preferred Stock.
Series Seed Preferred Prime
• Authorized: 1,000,000
• Outstanding: 833,333
• Voting Rights: On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes by the holders of Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) be rounded to the nearest whole number (with one-half being rounded upward). Except as otherwise provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class. Except as otherwise required by law or hereunder, the holder of each share of Common Stock issued and outstanding shall have one vote.
• Material Rights: Liquidation Preference.

In the event of any (i) liquidation, dissolution or winding up of the Corporation, (ii) merger, consolidation or other similar transaction or series of related transactions in which stockholders of the Corporation immediately prior to such transaction(s) do not own at least fifty percent (50%) of the outstanding voting securities of the successor entity immediately after such transaction(s), (iii) transaction or series of transactions in which fifty percent (50%) or more of the Corporation's voting power is transferred (other than in connection with financing transactions in which the Corporation issues securities to investors for capital raising purposes), o£ (IV) transaction or series of transactions effecting the sale, lease, license, transfer or other disposition of all or substantially all of the assets, intellectual property or technology of the Corporation, including, without limitation, such a transaction with a direct or indirect subsidiary of the Corporation, or the exclusive license of all or substantially all of the material intellectual property rights of the Corporation (each such event, a "Liquidation Event') (provided that a transaction or series of transactions described in clauses (i) through (iv) of this Section 2(a) shall not constitute a Liquidation Event if(x) such bansaction or series of transactions are entered into solely for the purpose of effecting a change of the Corporation's jurisdiction of organization, or (y) the holders of not less than a majority of the then-outstanding shares of Preferred Stock, voting as a separate class, on an as-if converted to Common Stock basis, elect that such transaction or series of transactions not be treated as a Liquidation Event), distributions to the Corporation's stockholders shall be made in the following manner:

Preferred Stock. Each holder of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders Common Stock, by reason of their ownership of such stock, the amount of (i) (A) $0.60 (the "Origina Series seed issue Price "), as adjusted for any consolidations, combinations, stock distributions, stock dividends, Stock splits or similar events with respect to the Preferred Stock (each a "Recapitalization ñrenf"), for each share of Series Seed Preferred then held by such holder, plus (B) an amount equal to any declared but unpaid dividends on such shares of Series Seed Preferred ((A) and (B), collectively, the "Series Seed Preference")', and (ii) (A) $1.20 (the "Original Series Seed Prime Issue Price ") (appropriately adjusted for Recapitalization Events with respect to such share) for each share of Series Seed Preferred Prime then held by such holder, plus (B) an amount equal to any declared but unpaid dividends on such shares of Series Seed Preferred Prime ((ii)(A) and (ii)(B), collectively, the "Series Seed Prime Preferred Preference"). If, upon the occurrence of a Liquidation Event, the assets and funds available to be distributed among the holders of Preferred Stock shall be insufficient to permit the payment of the Series Sced Preference and/or the Series Seed Prime Preferred Preference, as applicable, in full to such holders, then the entire assets and funds of the Corporation legally available for distribution to the holders of Preferred Stock shall be distributed ratably among the holders of Preferred Stock based on the total Series Seed Preference and/or Series Seed Prime Preferred Preference due each such holder under this Section 2(a)(i).

Dividends.

Dividends. The holders of Preferred Stock shall be entitled to receive, out of funds legally available therefor, dividends when, as and if declared by the Corporation's Board of Directors. Dividends payable to the holders of the Preferred Stock, pursuant to this Section 1(a) shall not be cumulative, and no right shall accrue to the holders of the Preferred Stock by reason of the fact that dividends on the Preferred Stock are not declared or paid in any previous fiscal year of the Corporation, whether or not the earnings of the Corporation in that previous fiscal year were sufficient to pay such divIdends in whole or in part.

Dividends and Conversion of Preferred Stock. In the event that the Corporation shall have declared but unpaid dividends outstanding immediately prior to, and in the event of, a conversion of Preferred Stock (as provided in Section 4), the Corporation shall, at its option, promptly pay in cash to the holders of Preferred Stock subject to conversion the full amount of any such dividends, or allow such dividends to be converted into Common Stock, based upon the fair market value of the shares of Common Stock, as determined by the Corporation's Board of Directors at and as of such date upon which an election is delivered to the Corporation, and otherwise in accordance with, and pursuant to the terms specified in, Section 4 hereof.

Optional Conversion

Each share of Preferred Stock shall be convertible to Common Stock at the option of the holder.

Please see exhibit F for additional information on the material rights of the Series See Preferred Stock.

5yr/5% Optional Convertible Note
• Amount Outstanding: $33,000.00
• Conversion Type: securities issued issued in a Qualified Equity Financing (See below)
• Conversion Trigger: A Qualified Equity Financing (See below)
• Valuation Cap: $0.00
• Discount Rate: 5
• Interest Rate: 5
• Material Rights: $3,000 of interest is included in the amount outstanding and was calculated as of 11/7/23

INTEREST. Interest will accrue on the unpaid principal balance of this Note ("Outstanding Balance") at a rate equal to the lower of (a) five percent (5%) per annum or (b) the highest rate permitted by applicable law, compounded annually on the basis of a 365-day year, commencing on the date hereof.

PREPAYMENT. This Note may be prepaid by the Company at any time without penalty. In accordance with Subsection 1.2 of the Purchase Agreement, Holder acknowledges and agrees the prepayment of all or any portion of the outstanding principal amount of this Note and all interest hereon will be pari passu in right of payment and in all other respects to all other Notes issued by the Company pursuant to the Purchase Agreement.

Optional Conversion on Qualified Equity Financing.

a. If Company closes a Qualified Equity Financing (as defined below) before the Maturity Date, then ten to one hundred percent (10-100%) accrued and unpaid interest and the Outstanding Balance under this Note (the Conversion Percentage) can be optionally converted into the units issued in such Qualified Equity Financing ("Financing Conversion Preferred Units") at a conversion price equal to ninety-five percent (95%) of the purchase price per unit of the Financing Conversion Preferred Units paid by the investors in the Qualified Equity Financing.

b. Such optional conversion will be deemed to have been effected on the date of closing the Qualified Equity Financing. Company will deliver to Holder one or more certificates representing the units of Financing Conversion Preferred Units into which this Note is converted as soon as practicable after the conversion.

c. On conversion under this Subsection 4.1, this Note will be deemed to be partially or fully paid in in proportion to the Conversion Percentage with any remaining unpaid portion of the Outstanding Balance to be paid at the Maturity Date.

d. A "Qualified Equity Financing" means the closing of an investment or series of investments in the Company occurring after the date hereof and before the Maturity Date in which the Company receives from one or more investors gross proceeds of at least Five Million US Dollars ($5,000,000 USD) (including the issuance or conversion of this Note or any notes containing substantially similar terms as this Note) in exchange for Series A Preferred Units (as defined in the Company Operating Agreement) of the Company.

MOST FAVORED NATIONS. If Company issues a Note under the Purchase Agreement after the date of this Note and prior to (a) conversion of this Note or (b) payment in full of all outstanding principal and accrued interest of this Note ("Subsequent Note"), Company will provide Holder written notice of such issuance no later five (5) days after the issuance thereof. If Holder determines, in its sole and absolute discretion, any Subsequent Note contains terms (other than the Loan Amount and Maturity Date) more favorable than the terms in this Note, Holder may elect to exchange this Note for a Subsequent Note.

5yr/5% Optional Convertible Note
• Amount Outstanding: $43,500.00
• Conversion Type: securities issued issued in a Qualified Equity Financing (See below)
• Conversion Trigger: A Qualified Equity Financing (See below)
• Valuation Cap: $0.00
• Discount Rate: 5
• Interest Rate: 5
• Material Rights: $3,500 of interest is included in the amount outstanding and was calculated as of 11/7/2023.

INTEREST. Interest will accrue on the unpaid principal balance of this Note ("Outstanding Balance") at a rate equal to the lower of (a) five percent (5%) per annum or (b) the highest rate permitted by applicable law, compounded annually on the basis of a 365-day year, commencing on the date hereof.

PREPAYMENT. This Note may be prepaid by the Company at any time without penalty. In accordance with Subsection 1.2 of the Purchase Agreement, Holder acknowledges and agrees the prepayment of all or any portion of the outstanding principal amount of this Note and all interest hereon will be pari passu in right of payment and in all other respects to all other Notes issued by the Company pursuant to the Purchase Agreement.

Optional Conversion on Qualified Equity Financing.

a. If Company closes a Qualified Equity Financing (as defined below) before the Maturity Date, then ten to one hundred percent (10-100%) accrued and unpaid interest and the Outstanding Balance under this Note (the Conversion Percentage) can be optionally converted into the units issued in such Qualified Equity Financing ("Financing Conversion Preferred Units") at a conversion price equal to ninety-five percent (95%) of the purchase price per unit of the Financing Conversion Preferred Units paid by the investors in the Qualified Equity Financing.

b. Such optional conversion will be deemed to have been effected on the date of closing the Qualified Equity Financing. Company will deliver to Holder one or more certificates representing the units of Financing Conversion Preferred Units into which this Note is converted as soon as practicable after the conversion.

c. On conversion under this Subsection 4.1, this Note will be deemed to be partially or fully paid in in proportion to the Conversion Percentage with any remaining unpaid portion of the Outstanding Balance to be paid at the Maturity Date.

d. A "Qualified Equity Financing" means the closing of an investment or series of investments in the Company occurring after the date hereof and before the Maturity Date in which the Company receives from one or more investors gross proceeds of at least Five Million US Dollars ($5,000,000 USD) (including the issuance or conversion of this Note or any notes containing substantially similar terms as this Note) in exchange for Series A Preferred Units (as defined in the Company Operating Agreement) of the Company.

MOST FAVORED NATIONS. If Company issues a Note under the Purchase Agreement after the date of this Note and prior to (a) conversion of this Note or (b) payment in full of all outstanding principal and accrued interest of this Note ("Subsequent Note"), Company will provide Holder written notice of such issuance no later five (5) days after the issuance thereof. If Holder determines, in its sole and absolute discretion, any Subsequent Note contains terms (other than the Loan Amount and Maturity Date) more favorable than the terms in this Note, Holder may elect to exchange this Note for a Subsequent Note.
Convertible Debt (deferred payments in lieu of cash)
• Amount Outstanding: $461,796.00
• Conversion Type: Common Stock
• Conversion Trigger: An equity financing of at least $5M
• Material Rights: There is no maturity date associated with this convertible debt.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might

result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial

resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational

damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Market Saturation

The market for mobile phone battery kiosks may become saturated, leading to increased competition and potential pricing pressures.

Technological Obsolescence

Rapid advancements in battery technology could render the products offered by the company obsolete.

Regulatory Changes

Changes in regulations related to battery disposal, safety standards, or kiosk operation could impact the company's operations and compliance costs.

Fluctuating Demand

The demand for mobile phone batteries may be subject to seasonality or unpredictable consumer behavior.

Customer Concentration

The company may rely heavily on a few major customers, and the loss of any significant customer could have a substantial negative impact.

Supply Chain Disruptions

Disruptions in the supply chain, including issues with battery suppliers, could lead to inventory shortages and operational difficulties.

Maintenance and Repairs

Kiosk malfunctions or the need for frequent maintenance could result in downtime and lost revenue.

Kiosk Security Concerns

The kiosks could be vulnerable to vandalism, theft, or cyberattacks, potentially affecting both operations and customer trust.

Cash Flow Volatility
Variability in cash flow due to sales fluctuations, seasonal factors, or unexpected expenses could impact the company's ability to meet financial obligations.

Competitive Landscape
Intense competition from established players or new entrants may erode market share and profitability.

Price Wars
Price competition within the industry could lead to margin compression and reduced profitability.

Product Quality Issues
Any reports of subpar product quality, safety concerns, or product recalls could harm the company's reputation and customer trust.

Economic Downturns
Economic recessions or downturns could lead to reduced consumer spending, affecting the demand for non-essential products like mobile phone batteries.

Currency Risks
If the company expands internationally, it may be exposed to currency exchange rate fluctuations, impacting revenue and expenses.

ADA Complaint Received
The Company received an ADA complaint from a private party relating to access standards for the visually impaired with respect to Company machines. The Company is of the opinion that the access standards for the visually impaired cited in the demand letter are not applicable to the Company. Although the Company believes the complaint will be unsuccessful, there is some risk that this complaint could adversely impact the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Tricopian, Inc.

By /s/ *Chi Yau*

Title: CEO and Director

By /s/ *Chi Yau*

Name: Chi Yau

Title: CEO and Director

By /s/ *Brian Gore*

Name: Brian Gore

Title: CFO

Exhibit A
FINANCIAL STATEMENTS

TRICOPIAN, INC. DBA FUELROD

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Tricopian, Inc. DBA FuelRod
Del Mar, California

Opinion

We have audited the accompanying consolidated financial statements of Tricopian, Inc. DBA FuelRod (the "Company"), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the results of its consolidated operations and its consolidated cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these consolidated financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 29, 2026
Calabasas, California

TRICOPIAN, INC. DBA FUELROD
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND 2024

As of December 31, (USD $ in Dollars)		2025		2024
ASSETS				
Current Assets:				
Cash and Cash Equivalents	$	227,958	$	1,575,779
Accounts Receivable, net		43,778		36,396
Inventory		3,258,761		2,828,898
Due from Related Party		101,864		-
Prepaids and Other Current Assets		571,783		352,377
Total current assets		**4,204,144**		**4,793,450**
Property and Equipment, net		1,069,993		419,664
Intangible Assets		123,886		-
Security Deposit		70,244		62,707
Right-of-Use Assets		517,631		680,755
Total assets	$	**5,985,898**	$	**5,956,576**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	424,958	$	375,626
Due to Related Party		169,619		238,281
Credit Cards		63,589		40,672
Current Portion of Loans and Notes		268,851		386,619
Current Portion of Convertible Notes		491,796		461,796
Shareholder Loan		877,348		897,750
Line of Credit		733,881		-
Lease liability, current portion		233,579		147,651
Other Current Liabilities		1,492,815		2,120,707
Total current liabilities		**4,756,436**		**4,669,102**
Loans and Notes, net of current portion		311,563		628,162
Convertible Notes, net of current portion		40,000		70,000
Lease liability, net of current portion		313,702		546,484
Total liabilities	$	**5,421,701**	$	**5,913,748**
STOCKHOLDERS' EQUITY				
Common Stock, $0.0001 par, 25,000,000 shares authorized, 13,202,165 and 11,602,165 shares issued and outstanding as of December 31, 2025 and 2024, respectively	$	1,321	$	1,161
Preferred Stock, $0.0001 par, 4,000,000 shares authorized, 3,500,000 shares issued and outstanding as of December 31, 2025 and 2024		350		350
Additional Paid In Capital		4,247,573		4,186,909
Accumulated Deficit		(3,685,047)		(4,145,592)
Total Stockholders' Equity		**564,197**		**42,828**
Total Liabilities and Stockholders' Equity	$	**5,985,898**	$	**5,956,576**

See accompanying notes to financial statements.

TRICOPIAN, INC. DBA FUELROD
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

For Fiscal Year Ended December 31,		2025		2024
(USD $ in Dollars)				
Net revenue	$	17,297,036	$	15,738,902
Cost of Goods Sold		10,830,092		9,496,179
Gross profit		6,466,944		6,242,723
General and Administrative		1,763,494		1,826,255
Operating Expenses		1,992,692		1,807,801
Research and Development		3,760		16,351
Sales and Marketing		1,500,060		1,502,519
Total operating expenses		5,260,006		5,152,926
Operating income		1,206,938		1,089,797
Interest Expense		(208,580)		(205,815)
Depreciation and Amortization		(359,197)		(111,267)
Other Income		17,260		40,026
Income before provision for income taxes		656,421		812,741
Provision for income taxes		(195,876)		(245,977)
Net income	$	460,545	$	566,764

See accompanying notes to financial statements.

TRICOPIAN, INC. DBA FUELROD
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2025 AND 2024

(USD $ in Dollars, except per share data)	Common Stock		Preferred Stock		Additional Paid In Capital		Accumulated Deficit		Total Stockholders' Equity	
	Shares	Amount	Shares	Amount						
Balance—December 31, 2023	**11,225,510**	**$ 1,123**	**3,500,000**	**$ 350**	**$ 3,805,521**		**$ (4,712,356)**		**$ (905,362)**	
Share-Based Compensation	-	-	-	-	4,771		-		4,771	
Issuance of stock	376,655	38	-	-	376,617		-		376,655	
Net income	-	-	-	-	-		566,764		566,764	
Balance—December 31, 2024	**11,602,165**	**$ 1,161**	**3,500,000**	**$ 350**	**$ 4,186,909**		**$ (4,145,592)**		**$ 42,828**	
Share-Based Compensation	-	-	-	-	1,674		-		1,674	
Exercise of stock options	1,600,000	160	-	-	58,991		-		59,151	
Net income	-	-	-	-	-		460,544		460,544	
Balance—December 31, 2025	**13,202,165**	**$ 1,321**	**3,500,000**	**$ 350**	**$ 4,247,573**		**$ (3,685,047)**		**$ 564,197**	

See accompanying notes to financial statements.

TRICOPIAN, INC. DBA FUELROD
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

For Fiscal Year Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$ 460,545	$ 566,764
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:		
Depreciation of Property and Equipment	205,927	55,159
Amortization of Intangibles Assets	153,271	56,108
Amortization of ROU Assets	163,124	145,505
Share-based Compensation	1,674	4,771
Changes in operating assets and liabilities:	-	-
Accounts Receivable, net	(7,382)	(8,357)
Inventory	(429,863)	(1,316,354)
Due from related party	(101,864)	-
Prepaids and Other Current Assets	(219,406)	233,066
Security Deposit	(7,537)	2,939
Accounts Payable	49,332	(84,732)
Due to related party	(68,662)	(59,741)
Credit Cards	22,917	(2,484)
Lease liability, operating lease	(146,854)	(126,141)
Other Current Liabilities	(627,892)	760,321
Net cash (used in)/provided by operating activities	**(552,670)**	**226,824**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(856,256)	(317,546)
Cash Paid for Capitalized Intangible Assets	(277,157)	(55,234)
Net cash used in investing activities	**(1,133,413)**	**(372,780)**
CASH FLOW FROM FINANCING ACTIVITIES		
Repayment of Shareholder Loans	(20,402)	(104,457)
Repayment of Promissory Notes and Loans	(434,367)	(424,186)
Proceeds from Line of Credit	733,881	-
Proceeds from exercise of options	59,151	-
Proceeds from issuance of stocks	-	376,655
Net cash provided by/(used in) financing activities	**338,263**	**(151,988)**
Change in Cash and Cash Equivalents	(1,347,821)	(297,944)
Cash and Cash Equivalents—beginning of year	1,575,779	1,873,723
Cash and Cash Equivalents—end of year	**$ 227,958**	**$ 1,575,779**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 208,580	$ 205,815
Cash paid during the year for income taxes	$ 14,877	-
OTHER NON CASH FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Conversion of payable to equity upon exercise of stock options	$ 36,000	-

See accompanying notes to financial statements.

TRICOPIAN, INC. DBA FUELROD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

1. NATURE OF OPERATIONS

Tricopian, Inc. DBA FuelRod (which may be referred to as the "Company", "we", "us", or "our") was incorporated on June 6, 2011, in the state of California as Tricopian, LLC. Tricopian, LLC, a California limited liability company converted to Tricopian, Inc., a Delaware corporation on July 1, 2016. The Company has a wholly-owned subsidiary TRICOPIAN (Shanghai) Power Technology Co., Ltd. incorporated in accordance with laws and regulation of P. R. China on June 5, 2017. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's headquarters are located in Del Mar, California.

Tricopian, Inc. DBA FuelRod is the California-based developer of the innovative FuelRod® mobile charging products and services for portable electronic devices such as smartphones and tablets. At the over 500 FuelRod® SwapBox® kiosks located at high-traffic venues such as major airports and theme parks, customers purchase a FuelRod® portable charging kit complete with connection cables and charge-up. By swapping a used FuelRod® for a fully recharged one at any SwapBox® in the FuelRod® network, users have the convenience of keeping their devices powered on the go. The core business of the subsidiary includes: a) technical development, technical consulting, proprietary technology transfer in eco-friendly, portable power technology and products; b) wholesale of power and electronic products and equipment; c) direct-to-consumer sales online and via vending machines; d) import and export, and other related services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's consolidated financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiary TRICOPIAN (Shanghai) Power Technology Co., Ltd. over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Correction of Errors

The Company evaluates identified errors in previously issued financial statements in accordance with ASC 250 and applicable materiality guidance. Immaterial errors may be corrected in the period identified when such correction does not materially misstate current-period financial statements.

Management does not believe the correction reflects any change in the commercial viability of the Company's technology or products.

Reclassifications

Certain prior period amounts were reclassified in the financial statements to conform to current year presentation.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in bank accounts and highly liquid investments with original maturities of three months or less. The Company maintains its cash balances with financial institutions that management believes to be creditworthy. Cash balances in bank accounts may, at times, exceed federally insured limits.

As of December 31, 2025, the Company's cash was held in bank deposit accounts and did not exceed Federal Deposit Insurance Corporation ("FDIC")-insured limits.

As of December 31, 2024, the Company's bank deposits exceeded federally insured limits by approximately $676,000. In addition, the Company held approximately $647,000 in a brokerage account invested in a money market mutual fund, which is not subject to FDIC insurance and was fully liquidated during 2025.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of FDIC insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers primarily located throughout the United States of America.

Accounts Receivable

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

The Company applies the guidance in ASC 326, Financial Instruments—Credit Losses, to estimate expected credit losses over the life of its receivables. The Company's customers are primarily direct consumers who typically pay at the time of purchase.

As of December 31, 2025 and 2024, the Company determined that an allowance for expected credit losses was not necessary.

Inventories

Inventories consist primarily of finished goods and are stated at the lower of cost or net realizable value. Cost is determined using the weighted-average cost method.

<u>**Property and Equipment**</u>

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.
Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Vehicles	5 years
Furniture & Equipment	5-7 years
Leasehold Improvements	15 years

<u>**Intangible Assets**</u>

Intangible assets primarily consist of internally developed software and acquired trademarks.

The Company capitalizes qualifying costs incurred during the application development stage for internal-use software related to its kiosks and product deployment. Costs incurred during the preliminary project and post-implementation stages are expensed as incurred. Capitalized software costs are amortized on a straight-line basis over their estimated useful lives.

Acquired trademarks are considered to have indefinite useful lives and are not amortized. Instead, they are evaluated for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired.

<u>**Impairment of Long-lived Assets**</u>

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2025 and 2024.

<u>**Convertible Notes**</u>

The Company accounts for convertible notes in accordance with ASC 470 – Debt, and evaluates embedded features in accordance with ASC 815 – Derivatives and Hedging.

Convertible notes are initially recorded as liabilities at the proceeds received, net of any issuance costs. Interest is recognized in accordance with the contractual terms of the instruments and recorded as interest expense.

The Company evaluates the terms of its convertible instruments to determine whether any embedded features require separate accounting as derivatives under ASC 815. If no such features require separate accounting, the convertible notes are accounted for as a single liability.

Upon conversion, the carrying amount of the convertible notes, including any accrued and unpaid interest, is reclassified to equity, and no gain or loss is recognized.

Promissory Notes and Term Loans

Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under ASC 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company's revenue is primarily derived from the sale of branded portable chargers, including starter kits and replacement units, as well as from its portable power service, which allows customers to obtain and exchange chargers through self-service kiosks located at various partner locations.

Revenue from kiosk transactions, including both initial charger purchases ("kits") and subsequent exchanges ("swaps"), is recognized at a point in time when the customer obtains control of the charger. The Company does not separately account for exchange services, as such services are not distinct from the initial product sale.

Revenue is generally recognized at a point in time as follows:

- Kiosk transactions: at the time the customer obtains the charger from the kiosk
- Online/E-commerce Sales: upon delivery to the customer

Cost of sales

Cost of sales consists primarily of the cost of inventory sold, including product costs, shipping and freight, inventory adjustments, and shrinkage. Cost of sales also includes costs directly associated with kiosk operations, including revenue share arrangements with partners, merchant processing fees, and other costs necessary to operate and maintain the Company's kiosk network.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized.

The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2025 and 2024 amounted to $1,500,060 and $1,502,519, which is included in sales and marketing expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2025	2024
Finished Products	$ 3,258,761	$ 2,828,898
Total Inventory	**$ 3,258,761**	**$ 2,828,898**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables while accounts payable consist primarily of trade payables.

Prepaids and other current assets consist of the following items:

As of Year Ended December 31,		2025		2024
Prepaid Expenses	$	420,494	$	121,679
Undeposited funds		148,289		
E-commerce reserve		163		138
Other Current Assets		2,837		230,560
Total Prepaids and Other Current Assets	$	**571,783**	$	**352,377**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2025		2024
Accrued Expenses	$	579,352	$	1,064,914
Accrued Purchase Receipts		463,574		840,870
First Insurance Funding Corporation		-		22,239
Tax Payable		449,757		192,614
Shopify Gift Card		70		70
Payroll liabilities		62		-
Total Other Current Liabilities	$	**1,492,815**	$	**2,120,707**

5. PROPERTY AND EQUIPMENT

As of December 31, 2025 and 2024, property and equipment consists of:

As of Year Ended December 31,		2025		2024
Vehicles	$	52,847	$	-
Furniture & Equipment		1,373,738		550,810
Leasehold Improvements		15,078		15,078
Property and Equipment, at Cost		**1,441,663**		**565,888**
Accumulated depreciation		(371,670)		(146,224)
Property and Equipment, Net	$	**1,069,993**	$	**419,664**

Depreciation expenses for property and equipment for the years ended December 31, 2025 and 2024 were in the amounts of $205,927 and $55,159 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2025 and 2024, intangible assets consist of:

As of Year Ended December 31,		2025		2024
Software	$	332,888	$	75,251
Trademark		10,190		10,190
Intangible Assets, at cost		**343,078**		**85,441**
Accumulated amortization		(219,192)		(85,441)
Intangible Assets, net	$	**123,886**	$	**-**

Amortization expense for the years ended December 31, 2025 and 2024 were in the amounts of $153,271 and $56,108, respectively.

7. LEASES (REVISED)

The Company leases office and warehouse facilities under non-cancellable operating lease agreements with lease terms extending through 2028. These leases are used in the Company's operations and include fixed monthly payments, subject to periodic increases.

The weighted average remaining lease term for operating leases as of December 31, 2025 and 2024 was 2.88 years and 3.92 years, respectively. The weighted average discount rate for operating leases as of December 31, 2025 and 2024 was 8.25% and 8.25%, respectively.

Operating lease expense for the years ended December 31, 2025 and 2024 was $215,419 and $209,015, respectively.

Operating lease right-of-use assets were $517,631 and $680,755 as of December 31, 2025 and 2024, respectively. Operating lease liabilities were $547,281 and $694,135 as of December 31, 2025 and 2024, respectively.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2025 and 2024 are as follows:

As of Year Ended December	2025	2024
2025	$ -	$ 199,148
2026	208,177	208,177
2027	217,603	217,603
2028	198,598	198,598
Total	**$ 624,378**	**$ 823,526**

During 2025, the Company identified a lease that had not been previously recognized. See Note 12 – Correction of Prior-Period Error.

8. DEBT

Shareholder Loan

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					As of December 31, 2025			As of December 31, 2024		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
The CAEN Group, LLC	$1,400,833	6.00%	Fiscal Year 2013	No set maturity	$ 877,348	$ -	$ 877,348	$ 897,750	$ -	$ 897,750
Total					$ 877,348	$ -	$ 877,348	$ 897,750	$ -	$ 897,750

Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Promissory Notes & Loans

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

	Maturity year	Effective interest rate	As of December 31,	
			2025	2024
Li Cao	2024	7.0%	$ 47,980	$ 65,586
Stephen McKim	2025	14.0%	-	16,724
Eagle Enterprises	2025	14.0%	-	29,778
Dajian Yu	2026	14.0%	-	33,448
Richard Brenner, ALB 8 Irrevocable Trust	2026	14.0%	3,448	41,848
Primier, LLC	2026	14.0%	1,724	20,924
Tona Ashford and Brynda Gay	2026	14.0%	587	7,123
Lingdi Wang and Wen Xu	2026	14.0%	2,934	35,616
Zhenggang Fan and Suqin Zeng	2026	14.0%	8,803	41,108
McQuilkin Living Trust, November 1st, 1999	2027	15.0%	192,927	323,371
Celtic Bank	2027	15.0%	256,254	375,104
SBA EIDL Loan	2052	3.75%	23,715	24,152
Sedano Ford of LM, Inc.	2030	8.49%	42,041	-
			580,414	1,014,781
Less: Debt issuance costs			-	-
Total loans and notes payable			580,414	1,014,781
Less: Current portion			268,851	386,619
Loans and notes payable, net of current portion			$ 311,563	$ 628,162

Convertible Notes

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

	Maturity year	Effective interest rate	As of December 31,	
			2025	2024
Convertible note 9 - $30,000	2026	5%	30,000	30,000
Convertible note 10 - $40,000	2027	5%	40,000	40,000
Convertible note 11 - $36,500	not set	not set	36,500	36,500
Convertible note 12 - $48,265	not set	not set	48,265	48,265
Convertible note 13 - $101,000	not set	not set	101,000	101,000
Convertible note 14 - $10,000	not set	not set	10,000	10,000
Convertible note 15 - $16,031	not set	not set	16,031	16,031
Convertible note 16 - $250,000	not set	not set	250,000	250,000
			531,796	531,796
Less: Debt issuance costs			-	-
Total convertible notes			531,796	531,796
Less: Current portion			491,796	461,796
Convertible notes, net of current portion			$ 40,000	$ 70,000

The convertible notes are convertible into common shares at a conversion price. The conversion price is defined in separate agreements, and it is in the range between $0.9 and $3.0.

Prior to maturity, the outstanding principal and any accrued but unpaid interest may be converted into equity securities of the Company upon the occurrence of a qualified equity financing. Conversion is generally at a discount to the price per share issued in such financing, as defined in the respective agreements.

The convertible notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

9. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 25,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2025, and December 31, 2024, 13,202,165 and 11,602,165 shares, respectively, were issued and outstanding.

During the year ended December 31, 2024, the Company issued 376,655 shares of common stock for total proceeds of approximately $376,655, of which $38 was recorded to common stock and the remainder to additional paid-in capital.

During the year ended December 31, 2025, the Company issued 1,600,000 shares of common stock upon the exercise of stock options, resulting in an increase of $160 to common stock and $58,991 to additional paid-in capital.

Holders of common stock are entitled to one vote per share and to receive dividends when and if declared by the Board of Directors. Upon liquidation, common stockholders are entitled to receive remaining assets after satisfaction of all liabilities and preferred stock preferences.

Preferred Stock

The Company is authorized to issue 4,000,000 shares of Preferred Stock with a $0.0001 par value, including 3,000,000 shares designated as Series Seed Preferred Stock and 1,000,000 shares designated as Series Seed Prime Preferred Stock.

As of December 31, 2025 and 2024, 3,500,000 shares of preferred stock were issued and outstanding.

Preferred stock is convertible into common stock at the option of the holder and may automatically convert upon certain events. Holders are entitled to certain preferences over common stockholders, including liquidation preference, and generally vote together with common stockholders on an as-converted basis. Dividends are payable when and if declared by the Board of Directors, as defined in the Company's certificate of incorporation.

10. SHAREBASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 3,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company did not grant any stock options during the year ended December 31, 2025. Stock options granted during the year ended December 31, 2024 were valued using the Black-Scholes pricing model with the following assumptions:

As of Year Ended December 31,	2024
Expected life (years)	10.00
Risk-free interest rate	4.23%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023	2,982,163	$ 0.05	3.85
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	(25,000)	(0.05)	-
Outstanding at December 31, 2024	2,957,163	$ 0.05	2.85
Granted	-	-	-
Exercised	(1,600,000)	(0.04)	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2025	**1,357,163**	**$ 0.04**	**$ 1.85**

Stock option expenses for the years ended December 31, 2025, and December 31, 2024, were $1,674 and $4,771, respectively.

11. INCOME TAXES

Income tax expense from continuing operations was as follows:

As of Year Ended December 31,		2025		2024
Current:				
Federal, state, and local	$	195,876	$	242,522
Total Tax Expense/(Benefit)	$	195,876	$	242,522
Deferred:				
Federal, state, and local	$	-	$	-
Total Deferred Tax Expense/(Benefit)	$	-	$	-
Valuation Allowance		-		-
Net Tax Provision	$	195,876	$	242,522

12. CORRECTION OF PRIOR-PERIOD ERROR

During 2025, the Company identified an operating lease arrangement that had not been previously recognized in accordance with US GAAP. As a result, the Company recorded the related right-of-use asset and lease liability during the year.

Management evaluated the impact of this matter and concluded that the omission was not material to previously issued financial statements. Accordingly, the correction was recorded in the current period and reflected as an adjustment to opening retained earnings and related lease balances, as appropriate.

The correction did not have a material impact on the Company's results of operations or cash flows for the year ended December 31, 2025.

13. RELATED PARTY

The Company has entered into transactions with related parties in the normal course of business. Related parties include entities under common ownership or management with the Company.

CAEN Group LLC, an entity affiliated with the Company's Chief Executive Officer, has provided financing to the Company in the form of shareholder loans. These loans bear interest and do not have fixed repayment terms, and are expected to be repaid as business conditions permit.

As of December 31, 2025 and 2024, the outstanding balance of shareholder loans from CAEN Group LLC amounted to $877,348 and $897,750, respectively. Accrued interest payable related to these loans totaled $169,619 and $238,281 as of December 31, 2025 and 2024, respectively. Interest expense for the years ended December 31, 2025 and 2024 amounted to $26,320 and $37,986, respectively.

In addition, the Company has accrued interest payable to Eagle Enterprises, an entity owned by the Company's Chief Operating Officer. As of December 31, 2025 and 2024, accrued interest payable to Eagle Enterprises amounted to $105,087 and $220,990. Interest expense for the years ended December 31, 2025 and 2024 amounted to $28,216 and $42,498, respectively.

14. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

On October 28, 2024, the Company was served with a Demand for Arbitration through the American Arbitration Association ("AAA"). The claimant alleges violations of the California Invasion of Privacy Act, invasion of privacy, and intrusion upon seclusion, asserting that the Company intercepted, recorded, and shared electronic communications with its website and third parties.

The Company denied all claims in its Answering Statement filed on November 11, 2024. On March 13, 2025, the AAA placed the matter in abeyance due to the claimant's lack of response. As of the date of these financial statements, the matter remains in abeyance, and the Company cannot currently evaluate the possible outcome due to its procedural status.

On or about February 27, 2026, the Company received notice of an additional Demand for Arbitration filed with the AAA alleging similar violations of the California Invasion of Privacy Act. The claimant seeks statutory damages, declaratory relief, and injunctive relief. The matter is in its early stages, and the Company cannot currently estimate the possible outcome.

In addition, the Company is aware of a potential employment-related matter involving a former employee. As of the date of these financial statements, no claim has been formally asserted.

Management, in consultation with legal counsel, has concluded that a loss is not probable and the amount of loss, if any, cannot be reasonably estimated. Accordingly, no provision has been recognized in the accompanying financial statements.

15. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2025, through April 29, 2026, which is the date the consolidated financial statements were available to be issued.

On March 20, 2026, the Company entered into the First Amendment to Loan, Guaranty, and Security Agreement and First Amendment to Revolving Note (the "First Amendment") with East West Bank, which amended the Loan, Guaranty, and Security Agreement dated July 29, 2025. The First Amendment (i) temporarily increased the Revolving Commitment from $1,000,000 to $1,400,000 for the four-month period beginning March 20, 2026, after which the commitment automatically reverts to $1,000,000, and (ii) extended the maturity date of the facility from January 29, 2027 to January 29, 2028. Any outstanding balance in excess of $1,000,000 on the four-month anniversary of the effective date must be repaid on that date. All other material terms of the loan agreement, including the guaranty by the Company's Chief Executive Officer and the security interests granted to the Lender, remain in full force and effect.

Except as disclosed above, there have been no other events or transactions during this period that would have a material effect on these financial statements.

I,Chi Yau, the CEO (Principal Executive Officers) of Tricopian, Inc DBA Fuel Rod (Company Name), hereby certify that the financial statements of Tricopian, Inc DBA Fuel Rod (Company Name) and notes thereto for the periods ending 12/31/2025 (first Fiscal Year End of Review) and 12/31/2024(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/30/2026 (Date of Execution).

_____(Signature)

__CEO_____ (Title)

__05/12/2026_____ (Date)